Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: August 2, 2018

The following are excerpts of the transcript from Cigna Corporation's second quarter 2018 investor earnings call.

PRESENTATION

David Cordani - Cigna Corporation - President, CEO & Director

Thanks, Will. Good morning, everyone, and thank you for joining our call. Today, I'll begin by highlighting Cigna's second quarter financial results, which reflect substantial revenue and earnings growth with outstanding performance in each of our business segments. Next, I'll highlight how Cigna's differentiated service-based model, fueled by actionable insights and analytics, continues to drive value in a dynamic market environment, and how this value creation will be further accelerated by our combination with Express Scripts. Regarding our combination, I'll also provide a brief update relative to the overall market forces, the Department of Justice and state-level review process and the integration planning work that Cigna and Express Scripts teams are advancing together.

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Now while we are pleased to be delivering these strong results for our customers and clients that we serve, we recognize that today's health care environment continues to be disruptive, with market forces continue to push for greater affordability and overall value from care delivery and health care services. For example, pharmacy cost have rapidly grown and now compromising the early 25% of overall cost equation for -- in the United States. And Specialty Pharmacy, which is 2/3 of this category, is the fastest overall growth category in health care. Further, pharmacy services continue to be a leading cause of gaps in care, which are inconsistent delivery of evidence-based care for customers. Our combination with Express Scripts is directly responsive to these market forces and further accelerates our strategy of Go Deep, Go Local and Go Beyond. More specifically, the combination will enhance our ability to further improve affordability, expand our distribution reach and further strengthen predictably for our customers and clients, all while maintaining significant financial flexibility and delivering attractive returns for our shareholders.

Recognizing that more than 150 million Americans have at least one chronic disease, customers and clients want and need access to appropriate medications and coordinated care management programs, all at the lowest total cost.

Cigna and Express Scripts have individually distinguished track records with this approach, with Cigna delivering 0% pharmacy trend in 2017 and Express Scripts delivering 1.5% pharmacy trend in 2017, each leading our respective peer groups. To be clear, the health care supply chains' reimbursement mechanisms, including rebates, discounts and the like, are complex. At Cigna, we believe strongly in the need and case for change, and we'll drive further alignment for value, simplification and transparency.

Relative to the current state, Express Scripts customizes solutions to meet the complex needs of some of the largest and sophisticated employers of health plans in America. For these clients, Express Scripts provides advanced clinical management programs, medication safety programs, specialty care access, coordination and care delivery as well as home delivery pharmacy services, just to name a few. Cigna and Express Scripts share the goal of ensuring customers as the highest level of access to the right medications and therapies in a clinically-coordinated fashion at the lowest overall cost, and each company seeks to manage all the leveraging tools to achieve this goal on behalf of our respective clients and customers. Rebates are one component of the reimbursement mechanism for pharmacy services.

Regarding pharmacy services specifically, Express Scripts passes through approximately 95% of purchase discounts, price reduction to rebates back to their commercial and health plan clients. Additionally, almost half of Express Scripts clients have opted for full direct pass-through arrangements specific to rebates. For these cases, clients agree to different funding and financing arrangements to pay for the services they are consuming. This demonstrates that amongst the variety of funding arrangements that exist today, clients are able to choose the services and funding arrangements that best fit their objectives.

As we look to the future, our accommodation with Express Scripts, we look forward to further accelerating incentive alignment, care coordination and value-based delivery for customers and clients, aided by expanded transparency. This includes a meaningful expansion of outcome-based relationships with pharmaceutical manufacturers, where they are rewarded for superior clinical outcomes rather than simply for the consumption of drugs.

The next key milestone of our combination with Express Scripts is on August 24, when both companies hold our special meeting with shareholders and seek shareholder approval. As we have discussed previously, we strongly believe that the combination is in the best interest of our shareholders, as it delivers immediate and long-term value for our shareholders in the form of strong EPS accretion, significant free cash flow generation and exceptional financial and strategic flexibility in a dynamic marketplace.

Transitioning to the regulatory approval process, we are making good progress on both the federal and state levels. On the federal side, we're actively working with the Department of Justice as the conduct (inaudible) of transaction and as we respond to the second request. We will maintain an active dialogue with the Department of Justice over the course of the review, and we expect to be in position to certify our compliance with the second request this month. As is customer in second request reviews, we have entered into a so-called timing agreement with the Department of Justice that, amongst other things, gives them 90 days after we certify substantial compliance to complete the review of the transaction. We will use that time to continue to actively engage with the Department of Justice on any questions that may arise.

On the state side, we continue to make good progress where we already are from our approvals or exceptions in approximately 40% of the states where that filing is required.

At the same time, the Cigna and Express integration planning teams are working very well together as we prepare to operate as a new company, an even stronger company.

Tim (inaudible) and I, with senior members of our respective teams, are leading the integration management office. Our 11 integration work streams are organized around the overarching objectives of approving affordability, expanding our addressable market and further strengthening predictability for the benefit of our clients and customers. We are very pleased with the progress we have made to-date. Our integration work has reinforced our shared view of the marketplace and of cultural alignment between our organizations, including our mutual focus on the needs of our customers and patients as well as clinical partnerships where we have the opportunity to deliver the additional value. As a result, we have even greater confidence in our ability to create value for the benefit of our customers and clients and for you, our shareholders.

Eric Palmer - Cigna Corporation - Executive VP & CFO

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Looking ahead, our pending combination with Express Scripts greatly enhances our capital strength and flexibility, enabling us to accelerate our ongoing investments in market-leading capabilities and to deploy capital to drive additional growth and value creation. As communicated previously, we project the combined company will generate free cash flow of at least $6 billion in 2021. As David noted, we are making good progress in our planning for the integration with Express Scripts, and our work to-date has reinforced our confidence in achieving the targets we have set for the combined company. We are excited by the capabilities our combined company will have to drive continued innovation in growth, while maintaining financial strength and flexibility, as we deliver differentiated value for our customers, clients and our shareholders.

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We look forward to accelerating our growth strategy through the Express Scripts combination and delivering on the very attractive financial commitments we have established for the combined company.

QUESTIONS AND ANSWERS

Albert J. William Rice - Crédit Suisse AG, Research Division - Research Analyst

Appreciate all the comments around the transaction, what you're doing. Maybe I'll try to flush out one other aspect. You're about 6 months since the announcement, not quite but close to it. I guess if I were to think about what develops in the last 6 months you've had, obviously, the selling season for 2019 for pharmacy benefit managers. You've had the Trump administration come out at least at a high level, some blueprint per change, which I know, David, you alluded to a little bit in your comments, and you've had this period of integration that you've been working with these integration teams. I wonder: a, is there anything that you would highlight? It sounds like you're at least as confident as you were at Day 1. Are there any specific things that you've learned from any of these 3 items that you'd highlight for us that makes you either feel better or that present modest challenges for you as you go forward? And I guess, I should technically ask you, do you reaffirm -- are you reaffirming the Year 1 double-digit guide- accretion and the long-term $2 to $3 per share accretion that you think you can get out of the deal?

David Cordani - Cigna Corporation - President, CEO & Director

AJ, it's David. A lot in that. Let me try to address it. So relative to 2019 selling season, maybe a specific piece and then stepping back more broadly, and then I'll address the accretion framework. The 2019 selling season, if you have processed the facts that Express put out yesterday afternoon, it reinforces very strong performance, starting with, as, we like to talk to, Cigna retained expand ad. So they're strong performance they put forth in the second quarter with the results reinforced, very high and exceptionally strong client retention levels. That's validation of the value proposition delivery. Expansion of services through additional clinical programs, be they, clinical programs, medication safety programs, especially programs, et cetera, and some very exciting new wins. So it protends for market dynamism where the clients continue to look for total cost, total quality value creation, which on-strategy for Express, on-strategy for Cigna and will on-strategy on a go-forward basis. More broadly, your points reinforce a very dynamic environment. And we stepped into this combination expecting and projecting a very dynamic environment, as I noted in my prepared remarks, from governmental forces, from competitive forces, from the ever-present push for further affordability and value, and I think some of the items you referenced reinforce that. Within our integration planning work, as I noted, our teams remain quite excited both in what we are doing but in the way we are working together, the commonality of cultural focus on customers or patients, the respect and collaboration with the clinical community and the targeted points of innovation and value creation and the significant amount of affordability improvement we'll be able to drive together, including clinical quality and service improvement, leveraging our collaboratives, we remain even more excited relative to that. As it relates to the environment, I think, in a nutshell, it reinforces strategic flexibility, capital flexibility, a cultural commitment to change and innovation and partnering with the clinical community to drive quality improvement and affordability improvement. As it relates to financial outcomes, yes, we remain committed to midteens accretion in Year 1 and significant accretion, as you noted, within the 2021 EPS number we put out at $20 to $21 a share.

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research

I wanted to go back to your comments about the PBM profitability. Here, you mentioned that Express already has half of its customers in its transparent arrangements, which is an extreme data point to bring up because it shows, in your view, that the fact that they can, kind of, keep their profitability. Do you have any sense of whether the profitability actually is the same in those transparent funding arrangements versus the ones that where there is a rebate opportunity? How comfortable are you that the company, given over earning of certain parts of this business?

David Cordani - Cigna Corporation - President, CEO & Director

Kevin, first, specific to the macro term of over earning. As we have noted, as you will you know, Express, as well as Cigna, but speaking specifically of Express, they are serving some of the largest, most sophisticated Commercial Employer clients, health plans and obviously, have governmental agency business as well. So you have very advanced buyers, very advanced process, whereby, they value the quality of the services and the overall value creation that Express is able to deliver. As I noted, they delivered an outstanding medical cost trend results and if you go back and look at the disclosures from yesterday, they indicate that through the first half of this year, they're on track to bit the better. Last year's results was 1.5% trend. They're on track through the first half of this year and deliver a better result relative to that. So point one, it all comes down to the aggregate value delivery for those clients, be they health plan clients, be they Commercial clients, et cetera. Express also continues to innovate in the area of clinical programs, medication safety programs, care coordination programs, formulary optimization programs and their leadership in specialty care. All that comes together such that they're able to get a basket of services that work for clients and a basket of economics that work for Express and their shareholders. Specific to parsing the economics, no, I can't parse the economics between a partial pass-through and a full pass-through. But in aggregate, the return profiles are attractive because the returns to those clients are very positive and attractive, as reinforced by their outstanding client retention levels and continue to expand those relationships.

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research

All right. And I guess just as maybe a follow-up question on that, how comfortable are you in their ability to maintain their margins? (inaudible)

David Cordani - Cigna Corporation - President, CEO & Director

Kevin, as we've (inaudible) in the past -- I'm sorry, did you have more in your question?

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research

Right. So I guess you were saying that you'd be able to do this on their own, or the fact that you, combined with them, actually creates a better positioning to maintain that profitability?

David Cordani - Cigna Corporation - President, CEO & Director

Sorry, you're breaking up a little bit. I apologize for interrupting you. So I hope it's helpful to parse them alone, us together, et cetera, stepping back, as we've discussed in the past. At Cigna, we believe fundamentally that every business has an inherent growth headwind and margin headwind, and every business must continue to innovate to deliver more value to its respective clients and customers, to maintain the trajectory or improve the trajectory. So a stand-alone Express Scripts has to continue to innovate to create more value than stand-alone Cigna does and a combined company will as well. The exciting part is, the complementary leverage of the 2 companies coming together. And take a concrete example. The ability to further accelerate care quality, care coordination and affordability one way we'll be able to leverage 500 Collaborative Accountable Care relationships, like Franciscan that I made reference to in my prepared remarks. So I can't say -- I can't speak for Express on a stand-alone basis. But every company needs to continue to innovate, and they have a proven track record of innovation. We have a proven track record of innovation. And together, we'll have more capabilities with which to innovate from for the benefit of clients and customers, which is why we're so passionate about objective #1 of the combination, which is further improving, and meaningfully so, the affordability for the benefits of our clients and customers.

Ralph Giacobbe - Citigroup Inc, Research Division - Director

I guess, just sticking on, sort of, the PBM side of things. Will you be proactive in transitioning away from rebate framework? And if not, if there's essentially a force for you to do so, do you think you could, sort of, I guess -- and do you expect to maintain profitability? Or would you expect, sort of, some hiccups, depending on, sort of, the time frame that's allowed to make the transition? And then the last piece of that is, you talked earlier about meaningful expansion of clinical outcomes, hoping you could just, kind of, frame that in terms of maybe where we are to what that opportunity could look like.

David Cordani - Cigna Corporation - President, CEO & Director

Ralph, it's David. So a couple of points. As I noted in my prepared remarks, we are quite passionate about the need for, and our drive for, further alignment, further transparency and specific to the topic at hand, accelerating the movement to value-based care reimbursement programs, in this case, within the pharmaceutical industry, to pay for and reward for superior clinical outcomes as opposed for simply the consumption of drugs or medications. So we are driving that on a sovereign basis. The combined company will drive that on an accelerated basis. We think society, at large, is better off as a result of that and the highest-performing pharmaceutical manufactures will benefit as a result of that. But more importantly, individuals and employers will benefit from better quality, better cost through that lens. As it relates to your second subpart of your question, we don't foresee or project a forced march. But we are on a journey to driving that and driving that improvement with and for the benefit of our clients in offering choice with and for the benefit of our clients. And that's the important subset. Clients want a variety of different mechanisms to work for them on their changed agenda and strategy. And today, we're in position to be able to do so. In the combined company, we'll have even broader capabilities relative to that. As it relates to clinical outcomes, I'll just cite a singular example. We know in the clinical data supports that individuals dealing with a chronic disease, and as I mentioned, 150 million Americans deal with at least one chronic disease before you get to the polychronic population, have a multiple clinically higher probability of dealing with clinical depression. I profiled in the prepared remarks, the tremendous outcomes and the collaborative with Franciscan in terms of a 35%-plus improvement in medication adherence rate for those dealing with major new bouts of impression -- depression. That, alone, is a coordination between the medical and the behavioral community in incorporating effective, highly coordinated, in that case, pharmaceutical clinical management programs, is quite powerful to have the mind-body connection and get the overall quality and overall cost equation to work. So the combined companies will have -- expand the capabilities, for example, including that.

Steven J. James Valiquette - Barclays Bank PLC, Research Division - Research Analyst

So just another question from me on the PPM. I know we're only at the early stages of Amazon entering drug dispensing business, and Express Scripts has stated publicly, previously, that they would welcome Amazon as a pharmacy provider in their network and would try to work with Amazon, despite the fact that Amazon would be a competitor in mail-order. I guess, I'm just curious, if you plan to defer to Express Scripts management on that subject? Assuming that the merger closes or whether you have different views on other mail order dispensers and pharmacy networks. Let me just open the discussion here on Amazon as, obviously, it's perceived as a risk of -- to the PBM business model.

David Cordani - Cigna Corporation - President, CEO & Director

Steven, it's David. As we've discussed multiple times, the marketplace continues to change. The competitive landscape, the supply chain landscape continues to change and evolve. A key tenant relative to the way Cigna purchase the market place today and a key tenant relative to the combination is what we talk about in terms of a choice-based, customer-centric, kind of, open architected framework, where you offer to your clients and customers multiple, but coordinated, touch points or access points to best meet their needs. Be they retail, in this case, or home delivery, be they face-to-face from a clinical standpoint or digital or virtual delivery, be they on-site at an employer or highly coordinated and augmented in a physician's office, et cetera. So it's a deep belief set within the way we run our business within Cigna. And I think, to your point that you referenced relative to Express' comments, it's reinforce there as an open mindedness and a relentless pursuit to explore options that increase value for your customers and clients. Even if it's disruptive to your current model, your need to -- because you innovate relative to that. So we take that same open-mindedness relative to having the multiple modalities, open-architected and being open-minded and being a differentiated partner of choice. So we have a similar point of view relative to that.

Joshua Richard Raskin - Nephron Research LLC - Research Analyst

Question is just, can you remind us, as you considered alternative uses of capital had you not been able to reach an agreement with Express Scripts and/or if something from a regulatory perspective were to preclude you from doing that, can you just remind us what your alternate use of capital would be? And then anything changed? I know you've reiterated last quarter the $20 to $21 in EPS in 2021. Any change there and/or within the mix of those earnings?

David Cordani - Cigna Corporation - President, CEO & Director

Josh, it's David. I'll take the first part, and I'll ask Eric to expend in the second part. So relative to more macro alternative uses of capital, I'm just going to step back just to our capital use framework and our -- reiterate view our M&A priorities, which we've been quite clear on. First, relative to our capital use framework, as you know, we have a highly efficient business portfolio today, and we have a successful mechanism of converting a high amount of earnings to free cash flow. To that end, we deploy that free cash flow or discretionary capital in ensuring the businesses however they need to grow and fueling our innovation portfolio. Second, high strategic and high financial return in M&A; and third, returning additional capital to shareholders with our primary mechanism being share repurchase. As it relates to M&A, to remind you about our priorities when we refreshed our strategy mid-2017, these are not in priority order, but they have to be stated, obviously, in order to be able to communicate them, further our global footprint, further our U.S. Seniors capability, further our physician engagement and pharmacy services capability, further our retail-based capabilities and expand, as we describe, our state-based risk programs as we view them over time. Risk programs will continue to involve from a state standpoint. So our capital framework remains consistent, and our M&A priorities remain consistent. For example, Eric referenced in his prepared remarks an on-strategy, highly attractive financial combination that we identified in New Zealand that we executed upon.

Eric, I'll ask you to speak about the accretion framework

Eric Palmer - Cigna Corporation - Executive VP & CFO

Yes, Josh, it's Eric. Just on the $20 to $21, just, stepback. We established a goal of $20 to $21 earnings per share in the year 2021 as part of the combination. We think that's a really attractive result. When we developed that goal, we had a range of different scenarios in mind that could get us to the (inaudible) So it's not just one scenario that built us to that $20 to $21, but rather a range of different scenarios in terms of business environment, context of businesses and et cetera. And we continue to be fully supportive and fully on target to achieve that $20 to $21 against continue to stand behind that and feel like we're on track to accomplish that.

Zachary William Sopcak - Morgan Stanley, Research Division - VP on the Healthcare Services and Distribution Team

Great. And apologies for asking one more pharmacy benefits question. But in one of the prior responses, you talked about in-value-based working with higher performing manufacturers. Can you talk a little bit, you think that transition in working specifically with pharmaceutical manufacturers? Historically, there's probably a somewhat antagonist relationship when you think about formulary placements and negotiations. Do you see a similar type of relationship as we transition to value-based care, or is something that you see as being more collaborative?

David Cordani - Cigna Corporation - President, CEO & Director

Zach, it's David. Obviously, the marketplace is going through change. When we step back, there is a singular common force that everything spins around, and that is a relentless need for further improvement in affordability while we improve quality and service delivery. But that focus by every stakeholder on improving affordability is the centerpiece. And in a way, you could associate your question back to a decade ago-ish relative to the medical proposition where the primary way in which "an insurer health service company" worked with the medical community was, a usual word, a little bit more antagonist relative to negotiating discounts. And we've proven at Cigna over the last decade, we now have 500 Collaborative Accountable Care relationships, the vast majority with integrated physicians groups, [grow over 100] with hospital systems where we will continue to build on momentum around shared alignment to deliver better value through clinical quality, cost and service quality for their patients our customers and share awards in a different way. That same attitude, that same orientation, starting with the customer first, needs to be brought back to the pharmaceutical industry. We have some bright spots at Cigna, within our PBM where we have some proof-of-concept, value-based care arrangements. But they need to be accelerated dramatically because society, at large, cannot continue to pay at the current level and in the current consumption-based framework.

Justin Lake - Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

David, just to come back to the PBM again. Express, last night, talked about passing through 95% of rebates and discounts for core customers. This is different than the 90% pass-through number that they had talked about previously post the deal announcement. It appears that ahead terminology here, like mentioning discounts as well as rebates and also, talk of core customers versus overall. I'm just curious if you could talk to about -- to how the 95% number compares to the 90% number in terms of rebate pass-through, given all the debate on the topic.

David Cordani - Cigna Corporation - President, CEO & Director

As you articulate, there are 2 different points of measure, both of which are correct. So an isolation of rebates alone, the 90% number, was the proper orientation. The market, at large, is defining it more broadly. And the economics, when you look at a total cost and total value proposition, you need to look at not just rebates, because it's a piece of the equation, an important piece of the equation, but nonetheless, piece of the acquisition. There's discounts, there's other price reduction frameworks, et cetera, that exist, that get the overall valley acquisition. And what I believe Express Scripts did in the second quarter within the disclosure is provide some additional insights that are also more consistent with the way other competitors are talking about the economic flows, which provide, again, that framework in terms of the magnitude of the, I'll call it, value creation and pass-through for clients, be they Commercial clients or health [plan] clients, which reinforce why, in many ways, the retention rate is truly outstanding with a, I think, the statistics before is about [98%] retention of their client base and new business growth. So yes, the framework is different. But it's more inclusive. It's more indicative of the total cost and total value equation, and it's consistent with the way others in the industry are speaking about it from that standpoint. I would just highlight additionally, as we noted in prior questions and in prepared remarks, there's a variety of mechanisms that work in the way those large, sophisticated Commercial clients and health plans want to structure their economics. And Express Scripts has a variety of funding mechanisms as Cigna does to be able to meet their needs at a given point in time and evolve them at a given point in time. But hopefully, that helps a bit.

Justin Lake - Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

No, that definitely does. Just the framework you talked about makes a lot of sense. You -- the discussion of core customers, anything there? Like, for instance, I'm just curious if that -- if they were moved to Anthem for instance. From that 90 -- when they calculated the 95%, because Anthem is, obviously, going to be transitioning.

David Cordani - Cigna Corporation - President, CEO & Director

Justin, as we have talked about the combination, we've talked about the accretion framework, for example, excluding known transitioning clients and customers. So even in the mid-teens, we talked about accretion in the first year. That excludes known transitioning clients, which were, obviously, additive to that -- from that standpoint. And as you articulate, Express is talking about and has been talking about their business with known transitioning customers in the separate category because the core, the franchise is the ongoing annuity, that's the ongoing framework, that's the ongoing dynamism. So it's ongoing clients, excluding the known transitions.

Justin Lake - Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

Got it. So the 90% included all customers. The 95% excludes the transitioning customers.

David Cordani - Cigna Corporation - President, CEO & Director

I appreciate you. We are articulating that. In both, I would say, in the 95%, to be very clear, is a more comprehensive measure of all discounts, all price reductions and all rebate mechanisms across their core framework of go-forward customers and clients. The 90% was a separate measure, specifically and solely looking at rebates. So I think the instructive part is, focus on the 95%. That's the way the industry talks through the pass-through economics and the aggregate value creation. It's a more common, inclusive definition, and it's indicative of the health of the underlying book and the ongoing customer portfolio.

Matthew Richard Borsch - BMO Capital Markets Equity Research - Managed Care and Providers Analyst

Sorry here. It's the risk of beating a dead horse. Couple of more on the merger outlook. One, I think where some of the comic skepticism is focused on the prospects for Express Scripts on a, what I want to say, stand-alone, because it will, obviously, be merged with you. But the Express Scripts business' ability to actually grow in the next 3 years, albeit, I know what you've assumed is a very low growth rate. That was my first question.

David Cordani - Cigna Corporation - President, CEO & Director

Matthew, I'm not sure you asked a question as opposed to made a statement, but let me try to address that. The first -- the second quarter results, I think, are encouraging relative to the marketplace reception to their evolving value prop and their proven innovation. So stepping back and looking at the retention and the new business growth rate is quite strong. Two, we operate in an environment where we are rapidly approaching 25% of the overall cost equation being pharmaceuticals and 2/3 of that being in Specialty Pharma with Specialty Pharma being the fastest-growing overall category. And in some part, we articulated that in today's marketplace, Specialty Pharm is about $300 billion and projected to grow to about $1 trillion of U.S. spend in the next 10 years. So the imperative relative to that care coordination, affordability and value improvement that exists today continues to grow on a go-forward basis. As it relates to the combination, we couldn't be more excited about the ability to further improve affordability. We came forth with a strategic goal aided by the combination to deliver medical cost trend that more approximates CPI in 2021. That's a more sustainable indicator of success. We're well on our journey to deliver that. We delivered a significant step function towards that in 2017. And as Eric articulated, our 2018 results were improved to 3.5% to 4.5%. But the combined company will be able to accelerate even further improvement and affordability on a go-forward basis, and we think that resonates quite well. On a final note, to underscore, as you indicated and as Eric referenced before, we do not have revenue synergies in our $20 to $21 EPS outlook for 2021. That's all upside for us, as we're able to prove an acceleration of the value prop. So we like today's base. We like the prove points relative to further improving affordability. And we're confident that, that will further accelerate growth going forward.

Matthew Richard Borsch - BMO Capital Markets Equity Research - Managed Care and Providers Analyst

Well said to my nonquestion-question. If I could just add, if the Safe Harbor on the rebating were to be eliminated, let's say, for [1/1] next year, is that something that would impact your outlook in any material way over the next 3 years?

David Cordani - Cigna Corporation - President, CEO & Director

So Matthew, clearly, as -- when we talk about a dynamic market, another force of dynamism. So the current dialogue relative to Safe Harbor, as you know, been driven through the administration HHS, pertains specifically to the government-based programs and APDP and the like. From our point of view, a change in that and in the intermediate time from, as you articulate, does not materially impact the profitability of MA or PDP, given how those programs are designed and given how the economic flows work. However, I would note, our evaluation of it indicate that will actually increase costs to beneficiaries and not decrease costs to beneficiary, so we're relatively cautious on that as a unilateral level. More broadly, we do not believe that protends to be a change it will translate into the commercial marketplace. As I noted, the large sophisticated employer clients and health plans that are currently served, they are focused on the low total cost. Additionally, as we've had the discussion here, there's a variety of pass-through mechanisms that work and a variety of tools and financing mechanisms that work, whether or not an employer or health plan decides for full pass-through of a rebate as an example or partial pass-through for a rebate. So if there was a change in the immediate term, yes, we expect it would change the mechanisms within MA and PDP. We don't believe it will dramatically change the profit profile immediately from those businesses. We are concerned of the impact on beneficiary costs, as it will pass through, and it does not create a changed mechanism in the immediate term relative to the commercial marketplace.

David Samuel MacDonald - SunTrust Robinson Humphrey, Inc., Research Division - MD

Just 2 quick questions. David, I was wondering, can you talk just a little bit about the level of enthusiasm, internally, amongst your clinical folks, just tied to the incremental capabilities from not only Express but also having Evercore in house? And then secondly, you mentioned with Express, the strong selling season retention rates, but it also sounds like the penetration level of some of their solutions accelerated pretty meaningful. So a, is it fair to say, you have meaningfully better visibility on the 2019 Express book? And also, can you comment on the increased ability to bend the cost curve from further penetration of some of those programs?

David Cordani - Cigna Corporation - President, CEO & Director

So David, I'll add in there. I really appreciate your first comment. Stepping back, both companies are service companies. So if you start with the framework that you're a service company, your team, your talent is mission-critical as it relates to their passion, enthusiasm, desire to improve people's lives, help people, support people, assist in navigation. And in both of our business, doing that in a collaborative fashion with the clinical community is quite important. So we start from a really strong framework of a customer-patient orientation, a deep respect for the clinical community and a desire for continuous change. As such, as you articulate, as you came back to the clinical community brought broadly a lot of energy in both companies, our clinicians are extremely excited. And when we have our clinical leaders together in terms of the integration of work streams, it's hard to calm them down and slow them down relative to the art of possible because the leverage effect in terms of the best of both companies to get better outcomes in terms of what Express is doing extraordinarily well and what Cigna is doing extraordinary well is really powerful. The 2 pieces I would highlight further, you articulated Evercore. A lot of energy. We consumed their services today as a client, and a lot of energy in terms of what we could build on a go-forward basis. And then finally, the power of those 500 Collaborative Accountable Care relationships where we work in a different fashion today with physicians and hospital systems, just a ton of energy relative to accelerating that. To the second, I'd say, second and third part of your equation, yes, both companies continue to make progress relative to deepening our relationships with our clients. But the deepening of relationship with the clients is not, so called, cross-selling. The deepening of relationships with clients is driven by deep analytics and insights relative to needs and then how do you design solutions that meet those needs to further improve affordability and further, to your point, bend the cost curve by improving clinical quality, closing gaps in care, driven initial engagement or care coordination with physicians? We believe that not just the capabilities, but those nuances to how those deepening parts of the relationship and clinical programs of all, our mission-critical relative to further bending the cost curve and I would simply assert, based on our proof points, our own Cigna medical cost trend is heavily influenced by those deeper relationships within the integrative framework of our clinical programs and behavioral programs and the way we work with physicians, and we'll fuel those going forward as a combined company.

Gary Paul Taylor - JP Morgan Chase & Co, Research Division - Analyst

Two parts. The first, I'm sure you're confident about shareholders approving the Express transaction, as are we. But I just wanted to clarify if the shareholders did not approve the transaction that there's no termination fee that Cigna pays?

David Cordani - Cigna Corporation - President, CEO & Director

Gary, it's David. Relative to the shareholder vote, we are confident in terms of our ability to get us successful though on August 24, based upon the strategic rationale, the transaction, all the ongoing conversation we have with our shareholders. The very strong accretion profile, the exceptional free cash flow generation and the significant strategic and financial flicks ability, which positions for both short-term and long-term meaningful shareholder value creation. As it relates to the transaction, the contract, obviously, is filed as we disclosed previously. And I'd invite you go back and take a look at the contract.

Anagha A. Gupte - Leerink Partners LLC, Research Division - MD, Healthcare Services and Senior Research Analyst

David, in that time, as you say, an enormous disruption right now, rebates would have thought going away. Amazon potentially getting more than just intake mail-order. We've helped systems, nomadic Nortel walking away from Express pharmacies and Ascension coming back into insurance. Your competitors are doing a lot around backward integration into care delivery, but you keep talking about open architecture and your 500 collaborative. And at some -- at one point, you were happy with the -- with your optim RX third-party relationship on PBM, but then you brought on express Scripts. If something changes, and you change the strategy and backward integration, does the land grab for the assets and the scarce racial issue pose a risk at all?

David Cordani - Cigna Corporation - President, CEO & Director

Ana, you paint a pretty interesting picture relative to the market perspective. And I think, reinforce the fact that the competitive marketplace, it continues to be an environment of continuous change. Stepping back, we believe and thus far, be proven that our partnering orientation model where the health care professionals works quite well to get the access profile to work. The clinical profile and alumni and enabled the experts to perform what they do and supportive partner with the experts to create even more value for clients and customers, specific to your point, we are not concerned relative to a land grab or not having access is that marketplace has continued to evolve. And ebb and flow, we are excited to have a partner-based model, less capital intensive battle in a more aligned model then being in competition with a subset of the levee system partners. And if anything, the changing marketplace for another, elevates the proposition of our collaboration, elevates the proposition of working with others for the benefit of their patients and our customers. Having said that, we recognize, the marketplace is dynamic. Our strategy complement plates that and is fully oriented the notion of additional improvements, improvement improvements in affordability, clinical quality with the right proposition, which includes a more access-friendly framework than an access-light framework. So we agree with the changing environment, but we're really positive relative to our strategic positioning and outlook.

Sarah Elizabeth James - Piper Jaffray Companies, Research Division - Senior Research Analyst

I just want to follow on Ana's question. So if you think about the ways that Cigna can move more into point of service, but with a mean capital-intensive. How is something medicine factoring into that for you? And are there ways that you can expand your presence there that can complement some of the partnerships that you already have instead of being sort of a competitive factor, the way your retail presence could be?

David Cordani - Cigna Corporation - President, CEO & Director

Sarah, you touched on another important, what call it, channel or modality. So in our model, we view telemedicine in the broadest sense of the word that evolves from, we'll call it, traditional care delivery to care coaching to behavioral services and the like, as a tremendous asset and chassis going forward. And it's a mechanism whereby having a more choice-based framework, a -- I'll call it, I capital light framework, whereby, 1 is not holding to only a tremendous amount of care delivery assets that we had to feed, but rather, you're able to offer more choice. We see that as a positive versus not because consumers, increasingly what the choice of Access. But doing so in a highly coordinated fashion. So for example, as a great pleasure about half a month ago spending time at one of our really meaningful collaborative partners, where jointly, we've developed some new tele- med capabilities. But the tele- med filament is actually being fulfilled by them and their care resources, so it's not a, if you will, a channel conflict for them, it's actually complementary and extending their access and extending their brand and their reach with their patients. But were doing it together. And a highly coordinated fashion and we have the data flows and the information. So you touched an important part of the innovation that we at Cigna see as positive and then the combined company sees is very positive in terms of our open-architected consumer choice-based model and partnering with physicians versus an ownership model alone.

David Cordani - Cigna Corporation - President, CEO & Director

We remain on track from a regulatory, integration and shareholder standpoint to close our Express group's acquisition by the end of the year. And this acquisition brings exceptional EPS accretion, strong free cash flow generation and attractive, strategic and financial fix ability as we look to the future.

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FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;
•	a longer time than anticipated to consummate the proposed merger;
•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;
•	unexpected costs regarding the proposed merger;
•	diversion of management's attention from ongoing business operations and opportunities;
•	potential litigation associated with the proposed merger;
•	the ability to retain key personnel;
•	the availability of financing;
•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and
•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.
You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or solicitation of an offer to buy any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction ("Holdco") filed with the SEC a registration statement on Form S-4.  The registration statement on Form S-4 includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna and Express Scripts commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna and Express Scripts on or about July 17, 2018. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement on Form S-4 and the definitive joint proxy statement/prospectus and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.